CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

VIA EDGAR CORRESPONDENCE
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA
EDGAR HAVE BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION.
CONFIDENTIAL TREATMENT HAS BEEN
REQUESTED PURSUANT TO 17 CFR 200.83 WITH
RESPECT TO THE OMITTED PORTIONS. OMITTED
INFORMATION HAS BEEN REPLACED IN THIS
LETTER AS FILED VIA EDGAR WITH A
PLACEHOLDER IDENTIFIED BY THE MARK “[****].”
THE OMITTED PORTIONS ARE BRACKETED IN THE
UNREDACTED PAPER SUBMISSION FOR EASE OF
IDENTIFICATION.
Silicon Valley
2710 Sand Hill Road
Menlo Park CA 94025
T	+1 650 618 9250 (Switchboard)
E	sarah.solum@freshfields.com
pamela.marcogliese@freshfields.com
www.freshfields.com

Katherine Bagley
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Zymergen Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Submitted March 26, 2021
File No. 377-04089

April 6, 2021

Ladies and Gentlemen:

On behalf of Zymergen Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft Registration Statement on Form S-1 to the Commission on January 25, 2021, as amended on March 9, 2021, and which was subsequently publicly filed by the Company with a Registration Statement on Form S-1 filed with the Commission on March 23, 2021 and amended on March 26, 2021 (the “Registration Statement”). The purpose of this letter is to address how the Company determined the fair value of the common stock underlying its equity issuances and the reasons for any differences between the recent valuations of its common stock leading up to the Initial Public Offering and the anticipated estimated offering price range that will be reflected in its preliminary prospectus to be used in connection with the upcoming roadshow.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

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Preliminary IPO Price Range

The Company advises the Staff that the Company currently expects a price range of $[****] to $[****] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a [****] reverse stock split of the Common Stock that the Company anticipates will be effected upon the closing of the IPO (the “Reverse Stock Split”). The share and per share numbers in this letter are presented on a pre-Reverse Stock Split basis. If the anticipated Reverse Stock Split was applied, the Preliminary Price Range would be $[****] to $[****].

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biotechnology industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biological manufacturing industry, as well as input received from JPMorgan Securities LLC and Goldman Sachs & Co. LLC , the lead underwriters (the “Representatives”) for the Company’s planned IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined by discussions among the Company and the Representatives based on a variety of considerations and methodologies, including the assessment of the foregoing factors.

The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant.  As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of December 31, 2019, March 10, 2020, May 5, 2020, July 29, 2020, September 30, 2020, November 13, 2020, December 31, 2020, January 25, 2021, February 28, 2021 and March 17, 2021. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•	the rights, preferences and privileges of our preferred stock as compared to those of our common stock, including the liquidation preferences of our preferred stock;

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

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•	our results of operations, financial position and the status of R&D efforts;

•	arms-length transactions involving recent rounds of preferred stock financings;

•	the composition of, and changes to, our management team and board of directors;

•	the lack of liquidity of our common stock;

•	our stage of development and business strategy and the material risks related to our business and industry;

•	the valuation of publicly traded companies in relevant industry sectors, as well as recently completed mergers and acquisitions of peer companies;

•	any external market conditions affecting relevant industry sectors;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company, given prevailing market conditions; and

•	the state of the IPO market for similarly situated privately held comparable companies.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the “Practice Aid, which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

    In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of Common Stock at each valuation date.

•
Option Pricing Method (“OPM”): This approach allows for the allocation of a company’s equity value (as determined in Step 1) among the various equity capital owners (preferred and common shareholders). The OPM uses the preferred shareholders’ liquidation preferences, participation rights, dividend policy, and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM uses the Black-Scholes option-pricing model to price the various equity securities as call options.  The OPM is appropriate to use when the range of possible outcomes is so difficult to predict that forecasts would be highly speculative.

•
Probability Weighted Expected Return Method (“PWERM”): This approach involves the estimation of future potential outcomes for the company, as well as values and probabilities associated with each respective potential outcome. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios, which can include an IPO, merger or sale, dissolution, or continued operation as a private company.

•
Current Value Method: This approach involves allocating the company’s current value (as determined in Step 1) among the various capital owners based on their respective liquidation preferences and conversion, dividend, and other rights under the assumption that all capital owners act in a manner that maximizes their financial return. Unlike the OPM and the PWERM approaches, this methodology is not forward-looking, and therefore fails to consider the possibility that the value of the company and the individual share classes will increase or decrease between the valuation date and a future date when the common shareholders receive a return on their investment (e.g., through a liquidity event such as an IPO or sale/merger).

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

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In order for the Board to determine the estimated fair value of the Common Stock, the OPM was utilized for the independent third-party valuations of the Common Stock as of December 31, 2019 and through November 2020, as well as in the remain private scenario in subsequent reports. The Company’s plan for an exit event, such as an IPO, was determined to be in early to mid-2022, therefore, the probability of an IPO up to this date was low and appropriately reflected in its valuation as of November 13, 2020. As of December 24, 2020, the Company accelerated its plans for a potential early IPO (in mid-2021). The Company conducted its initial meetings with investment bankers and selecting legal counsel. The Company finalized the underwriters for the IPO on January 5, 2021 and on the same day had its organization meeting with all the relevant parties that will be involved in the Company’s IPO. The acceleration of the IPO was a result of feedback from potential investors after considering the status of the Company’s research and development efforts, positive news from external sources needing more efficient and effective bio-based products, the easing of geopolitical risks, such as the United States elections, and market factors and investors seeking investment opportunities in high-growth technology companies due to stability in the equity markets at the end of 2020 that arose from the announcements from the Federal Reserve regarding its current monetary policy.

The Company’s third-party valuations that took place as of December 31, 2020 and in 2021, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award granted in 2021, considered two future-event scenarios: an IPO scenario and a remain private scenario. The equity value of the Company was determined using the PWERM. This approach involves the estimation of future potential outcomes for the company, as well as values and probabilities associated with each respective potential outcome. The common stock per share value determined using this approach is ultimately based upon probability-weighted per share values resulting from the various future scenarios. Each valuation probability-weighted the IPO scenario and the stay private scenario based on the Company’s assessment of its development in its manufacturing technologies of microbes for industrial applications and market conditions at that time.

The Company granted the following stock option awards since January 1, 2020:

Date of Grant	Numbers of Shares Subject to Stock Options Granted		Exercise Price Per Share of Common Stock			Estimated Fair Value Per Share of Common Stock at Grant Date
2/20/2020	[****]		$	[****]		$	[****]
3/10/2020	[****]	(1)	$	[****]	(1)	$	[****]
4/20/2020	[****]		$	[****]		$	[****]
5/1/2020	[****]		$	[****]		$	[****]
9/16/2020	[****]		$	[****]		$	[****]
9/29/2020	[****]		$	[****]		$	[****]
12/16/2020	[****]		$	[****]		$	[****]
12/17/2020	[****]		$	[****]		$	[****]
2/16/2021	[****]		$	[****]		$	[****]
2/17/2021	[****]		$	[****]		$	[****]
3/5/2021	[****]		$	[****]		$	[****]

(1)          Represents options assumed by the Company in connection with its acquisition of enEvolv, Inc.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

5|11

December 2019 Valuation and [****] Stock Option Grants

On February 20, 2020, the Company granted stock options to purchase a total of [****] shares of Common Stock at an exercise price of $[****] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[****] per share based on a number of factors, including the December 2019 Valuation.

    For the December 2019 Valuation, the Company utilized an option pricing method (“OPM”) to allocate the enterprise value to each ownership class, which was determined  using both the income approach and the Public Company Market Multiple Method (“PCMMM”) market approach.

The Income Approach was deemed applicable because the Company is expected to generate future cash flows and was assigned a [****]% weighting in arriving at a value for the Company’s total equity. Further, the Company assigned a [****]% weighting to the PCMMM approach. In utilizing this approach, multiples of the selected publicly traded guideline companies were adjusted to reflect relative differences in terms of growth, profitability, and size.

    Next, the Company allocated the Company’s value to the various capital owners. As of December 31, 2019, there was a very wide range of possible future exit events and forecasting specific probabilities and potential values associated with any future events would be highly speculative and imprecise. As such, the Company relied primarily upon the OPM in order to allocate the Company’s total equity value among its equity owners. A quantitative put option analysis (based on the protective put, Asian put and Finnerty approaches) was performed in an effort to estimate the appropriate discount for lack of marketability (DLOM) for the Common Stock. A DLOM of [****]% was used for the December 2019 Valuation.

The Company considered private transactions of [****] shares of common stock executed in December 2019, representing, in aggregate, [****]% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at a weighted average price of $[****] per share. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price. For the purposes of the analysis, a [****]% weighting to the transaction price of the aforementioned secondary transactions was assigned and an [****]% weighting was assigned to the common stock value from the OPM allocation as discussed above.

For the period from the date of the December 2019 Valuation to February 20, 2020, the Board determined there were no internal or external developments since the date of the December 2019 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the stock options granted on February 20, 2020 to be $[****] per share.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

6|11

March 2020 Valuation and [****] Stock Option Grants

From April 20, 2020 to May 1, 2020, the Company granted stock options to purchase a total of [****] shares of Common Stock at an exercise price of $[****] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[****] per share based on a number of factors, including the March 2020 Valuation.  On March 10, 2020, the Company also granted stock options to purchase [****] shares of Common Stock at an exercise price of $[****], which represented options assumed by the Company in connection with its acquisition of enEvolv, Inc. and were not tied to the March 2020 Valuation.

    For the March 2020 Valuation, The Company utilized an option pricing method (“OPM”) to allocate the enterprise value to each ownership class, which was determined using both the income approach and the Public Company Market Multiple Method (“PCMMM”) market approach.

The Income Approach was deemed applicable because the Company is expected to generate future cash flows and was assigned a [****]% weighting in arriving at a value for the Company’s total equity. Further, the Company assigned a [****]% weighting to the PCMMM approach. In utilizing this approach, multiples of the selected publicly traded guideline companies were adjusted to reflect relative differences in terms of growth, profitability, and size.

    Next, the Company allocated the Company’s value to the various capital owners. As of March 10, 2020, there was a very wide range of possible future exit events, and forecasting specific probabilities and potential values associated with any future events would be highly speculative and imprecise. As such, the Company relied primarily upon the OPM in order to allocate the Company’s total equity value among its equity owners. A quantitative put option analysis (based on the protective put, Asian put and Finnerty approaches) was performed in an effort to estimate the appropriate DLOM for the Common Stock. A DLOM of [****]% was used for the March 2020 Valuation.

The Company considered private transactions of [****] shares of common stock executed between December 2019 and April 2020, representing, in aggregate, [****]% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at weighted average price of $[****] per share. Of these, there were only [****] private secondary transactions for [****] shares of common stock executed between January 2020 (subsequent to the last valuation) and April 2020 executed at a weighted average price of $[****] per share. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price. For the purposes of the analysis, a [****]% weighting to the transaction price of the aforementioned secondary transactions was assigned and a [****]% weighting was assigned to the common stock value from the OPM allocation as discussed above.

For the period from the date of the March 2020 Valuation to May 1, 2020, the Board determined there were no internal or external developments since the date of the March 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the stock options granted between March 10, 2020 and May 1, 2020 to be $[****] per share.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

7|11

July 2020 Valuation and [****] Stock Option Grants

In September 2020 the Company granted stock options to purchase a total of [****] shares of Common Stock at an exercise price of $[****] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[****] per share based on a number of factors, including the July 2020 Valuation.

For the July 2020 Valuation, the Company asserted that its then current equity financing was a reasonable indication of value as of July 29, 2020. The preferred financing terms were fairly negotiated and reasonably reflect the expected economics for the Company going forward. The model’s starting point, the Company’s total equity value, was then modified and iterated so that the value of the recently issued preferred shares reconciled to the price per share paid.

As of July 29, 2020, there was a very wide range of possible future exit events and forecasting specific probabilities and potential values associated with any future events would be highly speculative and imprecise. As such, the Company relied primarily upon the OPM in order to allocate the Company’s total equity value among its equity owners. A quantitative put option analysis (based on the Asian put and Finnerty approaches) was performed in an effort to estimate the appropriate DLOM for the Common Stock. A DLOM of [****]% was used for the July 2020 Valuation.

The Company considered private transactions of [****] shares of common stock executed between February 2020 and July 2020, representing, in aggregate, 0.37% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at weighted average price of $[****] per share.  Of these, there were only [****] private secondary transactions for [****] shares of common stock executed between March 2020 (post the March 2020 valuation) and July 2020 executed at a weighted average price of $[****] per share. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price. For the purposes of the analysis, a [****]% weighting to the transaction price of the aforementioned secondary transactions was assigned and a [****]% weighting was assigned to the common stock value from the OPM approach as discussed above.

For the period from the date of the July 2020 Valuation to September 29, 2020, the Board determined there were no internal or external developments since the date of the July 2020 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the stock options granted during September 2020 to be $[****] per share.

November 2020 Valuation and [****] Stock Option Grants

In December 2020 the Company granted stock options to purchase a total of [****] shares of Common Stock at an exercise price of $[****] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[****] per share based on a number of factors, including the November 13, 2020 Valuation.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

8|11

For the November 2020 Valuation, the Company asserted that their then current equity financing was a reasonable indication of value. The preferred financing terms were fairly negotiated and reasonably reflect the expected economics for the Company going forward. The model’s starting point, the Company’s total equity value, was then modified and iterated so that the value of the recently issued preferred shares reconciled to the price per share paid.

    As of the November 2020 valuation date, the Company relied primarily upon the OPM in order to allocate the Company’s total equity value among its equity owners. A quantitative put option analysis (based on the Asian put and Finnerty approaches) was performed in an effort to estimate the appropriate DLOM for the Common Stock. A DLOM of [****]% was used for the November 2020 Valuation.

The Company considered private transactions of [****] shares of common stock executed between May 2020 and November 2020, representing, in aggregate, [****]% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at weighted average price of $[****] per share.  Of these, there were only [****] private secondary transactions for [****] shares of common stock executed between July 2020 (the last valuation date) and November 2020 executed at a weighted average price of $[****] per share. In the Company’s evaluation of those transactions, the Company considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, proximity to other transactions, as well as the valuation date, frequency of similar transactions, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with sufficient access to the Company’s financial information from which to make an informed decision on price. For the purposes of the analysis, a [****]% weighting to the transaction price of the aforementioned secondary transactions was assigned and a [****]% weighting was assigned to the common stock value from the OPM approach as discussed above.

For the period from November 13, 2020 to December 16, and December 17, 2020 (the two dates on which grants were made to employees using the valuation of $[****] per share from the November 2020 valuation), the Board determined there were no internal or external developments that warranted a change in the estimated fair value of the Common Stock .  It was only in late December 2020 when the Company communicated with potential underwriters and advisors as to the potential for an early IPO, which gave the Company its initial visibility into the probability and timing of an early IPO.

January 2021 Valuation and [****] Stock Option Grants

In February 2021 the Company granted stock options to purchase a total of [****] shares of Common Stock at an exercise price of $[****] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[****] per share based on a number of factors, including the January 2021 Valuation.

The PWERM methodology was determined to be the most appropriate methodology for the purposes of the analysis due to the Company’s expectations of potential liquidity events over the next several years, as well as our ability to estimate potential exit events and associated probabilities. A combination of the income, market and cost approach were used to determine the Company’s equity value incorporated into the PWERM approach.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

9|11

There were two scenarios considered within the PWERM: 1) a scenario involving an IPO pricing in late Q1 or early Q2 2021 (probability of [****]%) and 2) a remain-private scenario (probability of [****]%), each of which leveraged different approaches to determine enterprise value. Scenario 1 reflects that the Company filed its draft registration statement on January 25, 2021 and progressed the initial public offering process by further discussions with bankers. Scenario 1 utilized the PCMMM market approach and Scenario 2 utilized both the income approach and the PCMMM market approach to determine enterprise value. The Company applied a DLOM of [****]% in Scenario 1 and [****]% in Scenario 2. The DLOM was determined using Company specific adjustments based on financial statement analysis, history and nature of the company, transfer or sale restrictions, holdings periods and redemption policies to DLOMs observed in various restricted stock studies published after 1991 and that related to securities that were or were soon to be publicly traded. The equity value was estimated based on the Company completing an IPO on a market approach valuation method (PCMMM described above), based on an analysis of next-twelve-months revenue multiples for a group of guideline public companies. Private transactions that occurred since the last valuation were at a lower price than the concluded value in the analysis which included the potential IPO transaction. As such, the price implied by the secondary transactions was excluded from the valuation to be conservative as to the valuation. These secondary transactions totaled [****] shares of common stock executed between July 2020 and January 2021, representing, in aggregate, [****]% of the total fully diluted shares outstanding of the Company at the valuation date, which were executed at a weighted average price of $[****] per share. Of these, there were only [****] private secondary transactions for [****] shares of common stock executed between November 2020 (the last valuation date) and January 2021 executed at a weighted average price of $[****] per share.

For the period from the date of the January 2021 Valuation to February 2021, the Board determined there were no internal or external developments since the date of the January 2021 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the stock options granted in February 2021 to be $[****] per share.

February 2021 Valuation and [****] Stock Option Grants

On March 5, 2020 the Company granted stock options to purchase a total of [****] shares of Common Stock at an exercise price of $[****] per share. The Board determined the estimated fair value of the Common Stock at the time of the grants to be $[****] per share based on a number of factors, including the February 2021 Valuation.

The PWERM methodology was determined to be the most appropriate methodology for the purposes of the analysis due to the Company’s expectations of potential liquidity events over the next several years, as well as our ability to estimate potential exit events and associated probabilities. A combination of the income, market and cost approach were used to determine the Company’s equity value incorporated into the PWERM approach.

There were two scenarios considered within the PWERM: 1) a scenario involving an IPO in or around April 2021 (probability of [****]%) and 2) a remain-private scenario (probability of [****]%), each of which leveraged different approaches to determine enterprise value. Scenario 1 reflects that the Company was gearing up to file an amended draft registration statement and further narrowed down the timeline of the offering which is aligned with the assumptions in the IPO scenario. Scenario 1 utilized the PCMMM market approach and Scenario 2 utilized both the income approach and the PCMMM market approach to determine enterprise value. The Company applied a DLOM of [****]% in Scenario 1 and [****]% in Scenario 2. The DLOM was determined using Company specific adjustments based on financial statement analysis, history and nature of the company, transfer or sale restrictions, holdings periods and redemption policies to DLOMs observed in various restricted stock studies published after 1991 and that related to securities that were or were soon to be publicly traded. The equity value was estimated based on the Company completing an IPO on a market approach valuation method (PCMMM described above), based on an analysis of next-twelve-months revenue multiples for a group of guideline public companies. Secondary transactions that occurred since the last valuation were at a lower price than the concluded value in the analysis which included the potential IPO. As such, the price implied by the secondary transactions was excluded from the valuation to be conservative as to the valuation.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

10|11

For the period from the date of the February 2021 Valuation to March 2021, the Board determined there were no internal or external developments since the date of the February 2021 Valuation that warranted a change in the estimated fair value of the Common Stock. As a result, the Board determined the estimated fair value of the Common Stock for the stock options granted on March 5, 2021 to be $[****] per share.

Explanation of Difference Between the Estimated Fair Value of Common Stock and the Midpoint of the Preliminary Price Range

The Company believes that the following key factors, among others, each contributed individually to the increase in the estimated fair values over the period from December 2019 through March 2021, and the collective effect of the following key factors resulted in the ultimate value reflected by the Preliminary Price Range:

•
The estimated fair value of common stock from the initial Series D financing in July 2020 and additional Series D closings in October and November 2020 increased from $[****] to $[****] per share in that period.

•
The Company engaged with bankers about a potential IPO in late December 2020 and determined that the IPO process will be led by JPMorgan and Goldman Sachs as the joint bookrunner.  The organizational meeting took place in early January 2021. The Company made additional progress in its planned IPO, including the filing of the Registration Statement with the Commission on January 25, 2021 and the public filing of the Registration Statement on March 9, 2021.

•
The Preliminary Price Range represents a future price for the Common Stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock in the last year represent an estimate of the fair value of the shares of Common Stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•
Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace, conditions that today are particularly dynamic and fluid.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83

CONFIDENTIAL TREATMENT REQUESTED BY ZYMERGEN INC.

11|11

•
The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

    Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of Common Stock as determined by the Board since December 31, 2019 are consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Conclusion

    In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since December 31, 2019, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

    We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*  *  *

Please direct any comments regarding this submission to Sarah Solum at (650) 618-9243.

Very truly yours,

/s/ Sarah K. Solum

cc:	Nasreen Mohammed
Doug Jones
Dietrich King
Securities and Exchange Commission

Mina Kim
Zymergen Inc.

Pamela L. Marcogliese
Freshfields Bruckhaus Deringer US LLP

Rezwan D. Pavri
Andrew T. Hill
Andrew S. Gillman
Wilson Sonsini Goodrich & Rosati, P.C.

Zymergen Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83